Securities and Exchange Commission, Washington, D.C. 20549

Amendment No. 1

Schedule 13D

Under the Securities Exchange Act of 1934

Petlife Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71639B 105

(CUSIP Number)

Cutler Law Group, 2800 Post Oak Rd., Suite 4100,

Houston, TX 77056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639B 105

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(1) Names of reporting persons:	Elite International Partners, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	Nevada
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	5,491,944 Common
(8) Shared voting power	0
(9) Sole dispositive power	5,491,944 Common
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	5,491,944 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	X
(13) Percent of class represented by amount in Row (11)	9.2% Common
(14) Type of reporting person (see instructions)	CO

CUSIP No. 71639B 105

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(1) Names of reporting persons:	Richard H. Langley
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
(8) Shared voting power	5,491,944 Common
(9) Sole dispositive power
(10) Shared dispositive power	5,491,944 Common
(11) Aggregate amount beneficially owned by each reporting person	5,491,944 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	X
(13) Percent of class represented by amount in Row (11)	9.2% Common
(14) Type of reporting person (see instructions)	IN

CUSIP No. 71639B 105

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Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock (the “Shares”) of Petlife Pharmaceuticals, Inc., whose principal executive offices are located at:

433 N. Camden Drive

Beverly Hills, CA 90210

Item 2. Identity and Background.

Elite International Partners, Inc. is a corporation formed in Nevada whose business address is 8233 Roxbury, Los Angeles, CA 90069.  Richard H. Langley is a United States citizen and the President and sole Director.  Accordingly, Mr. Langley may be deemed to be the beneficial owner of shares held by Elite International Partners, Inc.  During the last five years, neither Elite International Partners, Inc. nor Richard H. Langley or any of their affiliates have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares in consideration for cash paid out of the company’s working capital and for services rendered to Petlife Pharmaceuticals, Inc..

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

CUSIP No. 71639B 105

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Item 5. Interest in Securities of the Issuer.

a.

On August 12, 2014 the reporting person acquired the right to acquire 3,915,944 shares of common stock of Petlife Pharmaceuticals, Inc. in connection with the closing on a definitive agreement with Petlife Corporation.  Those shares were delivered to the reporting person on or about September 10, 2014.

b.

On September 1, 2014 the reporting person transferred 100,000 shares to a party for services.

c.

On September 12, 2014, the reporting person entered into a consulting agreement to provide sales and marketing advice to Petlife in consideration for the issuance and delivery of an additional 1,000,000 shares of Petlife restricted common stock.

d.

On November 14, 2014, the reporting person received the shares from an amended consulting agreement which were an additional 700,000 shares of Petlife restricted common stock.

e.

On November 14, 2014 the reporting person sold 134, 000 shares at $0.30 to an accredited investor.

f.

On December 5, 2014 the reporting person sold 500,000 shares at $0.11 and again on December 12, 2014 the reporting person sold 250,000 shares at $0.11 to an accredited investor.  That party failed to pay for the shares and has subsequently entered into a settlement agreement with the reporting person pursuant to which 100,000 of the shares will be returned and the investor will pay $82,500 to the reporting person.

g.

On December 5, 2014 the reporting person transferred an aggregate of 60,000 shares to three parties for services.

h.

On December 5, 2014 the reporting person sold 80,000 shares at $.20 per share.

i.

On December 8, 2014 the reporting person sold 100,000 shares ta $.25 to an accredited investor.

j.

On December 18, 2014 the reporting person entered into a new consulting agreement to provide sales and marketing advice to Petlife in consideration for the issuance of an additional 1,200,000 shares of Petlife restricted common stock.

k.

On March 27, 2015 the reporting person transferred 100,000 shares to an accredited investor for services.

l.

On April 27, 2015 the reporting person transferred 100,000 shares to an accredited investor for services.

As a result of these transactions, the reporting person currently holds 5,491,944.  Such shares aggregate approximately 9.2% of the projected issued and outstanding shares

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting person has a settlement agreement with an investor which requires the return of 100,000 shares of common stock.

Item 7. Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 5, 2015

Elite International Partners, Inc.

\s\ Richard H. Langley

Richard H. Langley, President

Richard H. Langley

\s\ Richard H. Langley

Richard H. Langley